

September 11, 2020

Kenneth Stillwell
Chief Financial Officer and Chief Administrative Officer
Pegasystems Inc.
One Rogers Street
Cambridge, MA 02142

> **Re: Pegasystems Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 12, 2020**
> **Form 10-Q for the Quarterly Period Ended June 30, 2020**
> **Filed July 28, 2020**
> **File No. 001-11859**

Dear Mr. Stillwell:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2020

Notes to Unaudited Condensed Consolidated Financial Statements
Note 5. Debt, page 9

1. We note that in connection with the issuance of convertible senior notes in February 2020, you entered into capped call transactions that are classified as long-term assets and remeasured to fair value each quarter. Please describe for us the significant terms of the capped call transactions, including the provisions that could cause adjustments to the cap price or other variables and any provisions that could affect your ability to choose the form of settlement. Describe your basis for the accounting treatment and classification of the capped calls, including reference to the relevant authoritative literature upon which you relied. As part of your response, please contrast your consideration of the terms of the capped call transactions with your consideration of the terms of the convertible notes

for which you recorded an equity component within additional paid-in capital.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Joyce Sweeney, Staff Accountant at (202) 551-3449 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology